NEWS RELEASE
Kelso Technologies Inc.
November 5, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2026

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS) reports that the Company has released the interim financial statements and Management Discussion and Analysis for the quarter ended September 30, 2026.

The interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's interim financial statements and MD&A for the quarter ended September 30, 2026 were approved by the Board of Directors on November 5, 2026.

HIGHLIGHTS:

• Operating expenses before foreign exchange and non-cash share-based expense declined for a third consecutive quarter, from approximately $1,096,000 in the first quarter to $1,011,380 in the second quarter and $954,240 in the third quarter of 2026, which is 8% below the third quarter of 2025 and demonstrates that the cost management measures implemented by management are taking effect.

• Third quarter revenue was $1,756,751 and nine-month revenue was $5,751,306, reflecting the industry-wide reduction in North American tank car deliveries, which industry forecasts expect to decline by more than 35% in 2026 before gradually recovering in 2027 and 2028. The Company has preserved the engineering and production capability required to support that recovery.

• Gross profit was $531,995 (30% of revenues) for the quarter and $1,909,624 (33% of revenues) for the nine months, demonstrating the Company's ability to sustain a one-third gross margin for the nine-month period on lower volumes against a substantially fixed cost base.

• During the third quarter, the Company announced that it had received full production approval from the Association of American Railroads ("AAR") for its new 2" angle valve (K2AV), which successfully completed the required AAR field service trial and is approved for commercial manufacturing and sales across North America. The K2AV completes the Kelso Pressure Car Kit and management believes the approval should positively impact the Company's revenue beginning in fiscal 2027.

• Accounting, audit and legal fees declined 61% to $67,992 in the quarter from $174,651 in the third quarter of 2025, and 24% to $328,283 for the nine months, following completion of the elevated FY2025 audit and disclosure cycle. Research, travel and marketing expenses were also lower than in the third quarter of 2025.

• The Company maintained a sound financial position at September 30, 2026, with total assets of $5,102,680, shareholders' equity of $3,569,211, working capital of $1,536,394 (a working capital ratio of 2.0 to 1), accounts receivable of $698,399, inventory of $2,197,847 and no term debt.

• The Company continued to make disciplined use of its $1,000,000 revolving credit facility, with $500,000 drawn and $500,000 available at September 30, 2026 - funding working capital through the cyclical downturn while preserving liquidity.

• The wind-down of the KIQ X discontinued operations has delivered a positive result: discontinued operations contributed income of $11,365 in the quarter and $11,333 for the nine months, compared to a loss of $95,493 in the comparative period, with the sublease of the West Kelowna facility offsetting the remaining lease obligation, which expires in January 2027.

• The capital structure is clean, with 56,100,085 common shares outstanding, 4,500,000 stock options outstanding, 203,329 restricted share units outstanding and no warrants outstanding. Stock options and restricted share units together represent 8.4% of the common shares outstanding, within the 20% limit under the Company's Omnibus Equity Incentive Plan. During the second quarter the Company settled an $80,000 obligation through the issuance of 800,000 common shares upon the vesting of restricted share units, conserving cash while aligning compensation with shareholders.

• The senior leadership transition completed in April 2026 - Jesse Crews as Chief Executive Officer, supported by continuing Chief Operating Officer Amanda Smith and Chief Financial Officer Sameer Uplenchwar, with Mark Temen as Lead Director - is fully in place, and the Company's strategic direction remains unchanged.

• The primary focus for the remainder of FY2026 is the continuation of disciplined cost management and the commercial launch of the new Angle Valve, building on the cost reductions achieved to date and positioning the Company for the projected recovery in new tank car builds commencing in 2027 and 2028.

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SUMMARY OF FINANCIAL PERFORMANCE

Three Months Ended September 30	2026	2025
Revenues	$1,756,751	$2,808,144
Gross Profit	$531,995	$1,166,259
Gross profit margin	30%	42%
Expenses including non-cash items	$993,609	$1,012,730
Net income (loss)	($454,901)	$182,851
Basic/Diluted earnings (loss) per share - continuing ops	($0.01)	$0.00
Basic/Diluted earnings (loss) per share - discontinued ops	$0.00	($0.00)
Adjusted EBITDA (loss) *	($411,351)	$218,880

Nine Months Ended September 30	2026	2025
Revenues	$5,751,306	$8,609,426
Gross Profit	$1,909,624	$3,651,459
Gross profit margin	33%	42%
Expenses including non-cash items	$3,125,268	$2,932,689
Net income (loss)	($1,212,859)	$667,313
Basic/Diluted earnings (loss) per share - continuing ops	($0.02)	$0.01
Basic/Diluted earnings (loss) per share - discontinued ops	$0.00	($0.00)

Liquidity and Capital Resources	Sept 30, 2026	Dec 31, 2025
Working capital	$1,536,394	$2,541,625
Cash	$81,974	$399,375
Accounts receivable	$698,399	$632,568
Net Equity	$3,569,211	$4,676,425
Total assets	$5,102,680	$5,469,476
Weighted Average Number of Common shares outstanding	55,700,085	55,183,419

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Three Months Ended September 30	2026	2025
Net Income (Loss)	($454,901)	$182,851
Unrealized foreign exchange loss (gain)	$13,724	($25,978)
Income tax expense (recovery)	$5,000	($9,590)
Amortization and other non-cash expense	$2,451	$67,329
Interest Expense	$8,095	$0
Share-based expense	$25,645	$0
Loss (income) from discontinued operations	($11,365)	$4,268
Adjusted EBITDA (loss) *	($411,351)	$218,880

(*) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the three months ended September 30, 2026 and 2025

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is a non-IFRS financial measure and is not a standardized financial measure under IFRS Accounting Standards. Its composition and usefulness are incorporated by reference from the "Non-IFRS Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2026, which is available on SEDAR+ at www.sedarplus.ca.

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LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2026 the Company had cash on deposit in the amount of $81,974, accounts receivable of $698,399, prepaid expenses of $91,643 and inventory of $2,197,847 compared to cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 as at December 31, 2025. Accounts payable and accrued liabilities were $998,367 compared to $628,002 at December 31, 2025. The Company had income tax payable of $16,104 at September 30, 2026 compared to $92,104 at December 31, 2025. Cash decreased by $317,401 during the nine months ended September 30, 2026, reflecting net cash used in operating activities of $805,721, partially offset by $500,000 of advances on the line of credit.

The working capital position of the Company as at September 30, 2026 was $1,536,394 (a working capital ratio of 2.0 to 1) compared to $2,541,625 as at December 31, 2025. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,102,680 as at September 30, 2026 compared to $5,469,476 as at December 31, 2025. Net assets of the Company were $3,569,211 as at September 30, 2026 compared to $4,676,425 as at December 31, 2025.

As at September 30, 2026, $500,000 was drawn on the line of credit and $500,000 remained available. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At September 30, 2026, the WSJ Prime Rate was 7.00%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of the Company's MD&A for the three and nine months ended September 30, 2026.

OUTLOOK

The third quarter of fiscal 2026 showed continued progress on the Company's cost structure, with operating expenses before foreign exchange and non-cash share-based expense declining for a third consecutive quarter to $954,240, which is 8% below the third quarter of 2025, while revenue of $1,756,751 reflected the continuing industry-wide slowdown in new tank car builds. Against industry forecasts indicating that North American tank car deliveries will decline by more than 35% in 2026 - to an estimated 6,387 cars from 9,927 in 2025, before recovering to approximately 7,850 cars in 2027 and 10,700 cars in 2028 - management is executing a focused strategy centered on revenue diversification, market share expansion in the repair, retrofit and requalification market, and disciplined cost management.

Operational efficiency and cost discipline remain foundational to Kelso's strategy. The elevated professional and filing fees associated with the FY2025 audit and continuous disclosure cycle have moderated, with accounting and legal fees of $67,992 in the third quarter, 61% below the prior-year quarter. The proactive steps taken by management to reduce the Company's cost structure are reflected in the third quarter results and are expected to continue to benefit the fourth quarter. These measures have been implemented while preserving the engineering and production workforce required to support the anticipated recovery in tank car builds, positioning the Company to scale operating activity efficiently as order flow recovers.

On September 14, 2026, the Company announced that it had received full Association of American Railroads ("AAR") production approval of its new 2" angle valve (K2AV), which completes the Kelso Pressure Car Kit (KPCK), and the commercial launch of the K2AV is the Company's principal operational priority for the remainder of fiscal 2026, with commercial deliveries expected to commence soon. Management believes the approval should positively impact the Company's revenue beginning in fiscal 2027. The Company is currently working with the AAR toward a teardown of its Bottom Outlet Valve, which remains in service trials and, subject to a satisfactory teardown, is expected to receive final AAR approval in 2026. The Angle Valve approval, together with the anticipated Bottom Outlet Valve approval, is expected to unlock new revenue streams in the pressure and general tank car market and strengthen the Company's ability to offer comprehensive product packages to its customer base. The Company's fully domestic production and supply chain in Bonham, Texas continues to insulate operations from tariff-related uncertainty and positions Kelso favorably with customers prioritizing reliable North American sourcing.

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Beyond its operational agenda, management continues to evaluate opportunities to unlock value across the business - including diversification of the Company's product offering, new strategic partnerships, and potential vertical integration - and will provide updates to shareholders as and when such initiatives are successfully concluded.

SUMMARY

Kelso Technologies Inc. is navigating a cyclical industry downturn in fiscal 2026 from a foundation of demonstrated operational improvement, disciplined cost management, and a clear diversification strategy - and the third quarter delivered measurable progress on the cost side, with operating expenses before foreign exchange and non-cash share-based expense declining for a third consecutive quarter and moderating professional costs. While year-over-year revenue and gross profit continue to reflect the reduced industry-wide pace of new tank car builds, the Company's straightforward capital structure (stock options and restricted share units together represent 8.4% of the common shares outstanding) and settled leadership team position Kelso to execute on its strategic priorities through the balance of the year. The cost reductions achieved to date are expected to continue to support results as the Company pursues opportunities to unlock value across the business, on which it will provide updates as developments warrant. The Company's proactive measures - approval of the Angle Valve in September 2026 and the advancement of the Bottom Outlet Valve approval processes, expansion in the repair, retrofit and requalification market, and exploration of adjacent markets and vertical integration opportunities - are aligned with the anticipated cyclical recovery in new tank car builds commencing in 2027 and 2028.

With a strong asset base, no term debt obligations, fully domestic production and sourcing, and a renewed focus on innovation and operational execution, Kelso remains well positioned to capitalize on the industry recovery and rising demand for advanced valve technologies, with a view to driving sustainable profitability and shareholder value over the longer term.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR+ in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Jesse Crews, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions as of the date of this news release and include, without limitation, statements regarding: the Company's expectations for future revenues, margins, expenses and operating results; anticipated industry conditions, including forecasted levels of tank car production, retrofit and requalification activity; the development, regulatory certification, commercialization and market acceptance of the Company's products, including the timing and outcome of Association of American Railroads ("AAR") approval processes and the expectation that new products will generate sales once such approvals are secured; future demand for the Kelso Pressure Car Kit (KPCK); the impact of AAR approval of the Company's new 2" angle valve (K2AV) on revenue and the expected timing of such impact, including the expectation that the approval will positively impact revenue beginning in fiscal 2027; the Company's expected share of the pressure car market following such approval; the expected timing of commercial deliveries of the K2AV; the expectation that the Bottom Outlet Valve will receive final AAR approval in 2026, subject to a satisfactory teardown; the anticipated benefits of cost management and operational initiatives; the evaluation and potential outcome of strategic initiatives and business development opportunities; and the adequacy of the Company's capital resources, including cash, working capital and available credit, to fund ongoing business operations for the foreseeable future.

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Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, it can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information, as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information, including without limitation: risks affecting the rail industry generally, including tariffs, interest rates, inflation and supply chain constraints, which may reduce or delay business orders from customers; the risk that industry forecasts may prove inaccurate and that tank car producers may produce or retrofit fewer cars than expected or may not purchase the Company's products; the risk that the development of new products may proceed slower than expected, cost more than anticipated or not result in a saleable product; the risk that AAR or other regulatory approvals may be delayed, may be subject to conditions, or may not be obtained at all, and that service trials may reveal issues requiring further development; the risk that the Company's new rail products, including the K2AV and the Bottom Outlet Valve, may not receive or maintain regulatory certification; the risk that revenue from the K2AV may be lower than, or arise later than, expected and that commercial deliveries may be delayed; the risk that the Company's products may not provide the intended economic or operational advantages to end users, or may not capture market share as expected; the risk that customer orders may not develop or may be cancelled; the risk of increased competition; the risk that cost management and operational initiatives may not deliver anticipated benefits within expected timeframes or at all; the risk that the evaluation of strategic initiatives may not result in any transaction or other outcome, or that any such initiative may not be completed on favorable terms or at all; and the risk that capital resources may not be adequate to fund future operations as intended. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Jesse Crews Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

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